March 31, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Gasco Energy, Inc.
Incoming letter dated March 26, 2014

Based on the facts presented, the Division will not object if Gasco and the Co-Registrants stop filing periodic and current reports under the Exchange Act, including their annual reports on Form 10-K for the year ended December 31, 2013. In reaching this position, we note that Gasco and the Co-Registrants have filed post-effective amendments removing from registration unsold securities under their effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Gasco and the Co-Registrants will file certifications on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of their Forms 10-K for the year ended December 31, 2013.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kim McManus
Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

March 31, 2014

Mail Stop 4561

Stephen W. Ray
Hall Estill Attorneys at Law
320 South Boston Avenue, Suite 200
Tulsa, OK 74103-3706

Re: Gasco Energy, Inc.

Dear Mr. Ray:

In regard to your letter of March 26, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

HALL ESTILL
ATTORNEYS AT LAW

Stephen W. Ray
320 South Boston Avenue, Suite 200
Tulsa, OK 74103-3706
Direct Dial: (918) 594-0415
Facsimile: (918) 594-0505
sray@hallestill.com

March 26, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Gasco Energy, Inc. -- Commission File No. 001-32369 -- Rule 12h-3(c)

Ladies and Gentlemen:

On behalf of our client, Gasco Energy, Inc., a Nevada corporation (the "Company"), and the Company's wholly-owned subsidiaries, Gasco Production Company, a Delaware corporation ("Gasco Production"), Riverbend Gas Gathering, LLC, a Nevada limited liability company ("Riverbend"), and Myton Oilfield Rentals, LLC, a Nevada limited liability company ("Myton"; and together with Gasco Production and Riverbend, the "Co-Registrants"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm it concurs in the Company's and the Co-Registrants view that, despite that the Company and the Co-Registrants would otherwise not be eligible to rely on Rule 12h-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by virtue of updating the Registration Statements (hereinafter defined) during the 2013 fiscal year on account of the incorporation by reference therein of the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (as filed with the Commission on March 6, 2013), as required pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), the Company and the Co-Registrants should not be precluded from relying on Rule 12h-3 to suspend their duty to file with the Commission reports required under Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, including the Company's Annual Report on Form 10-K for the year ended December 31, 2013. On January 2, 2014, the Company filed its first certification on Form 15 to terminate the registration of its Common Stock (hereinafter defined) under Rule 12g-4(a)(1) of the Exchange Act (the "Initial Form 15"). As a result of the filing of the Initial Form 15, the Company's reporting obligations were immediately suspended under Section 13(a) of the Exchange Act, but the Section 15(d) reporting obligations of the Company under the Exchange Act were revived. At such time, the Co-Registrants remained subject to the reporting obligations under Section 15(d) of the Exchange Act. Subject to the Staff's concurrence with the request set forth in this letter, the Company and the Co-Registrants intend to file a second certification on Form 15 pursuant to Rule 12h-3 to suspend their reporting obligations under Section 15(d) of the Exchange Act prior to the due date for filing the Company's Form 10-K for fiscal year 2013, which is March 31, 2014. This Form 15 will indicate that the Company and the Co-Registrants are suspending their Section 15(d) reporting obligations under Exchange Act Rule 12h-3(b)(1)(i).

The information in this letter regarding the Company and the Co-Registrants has been provided to us by the Company and the Co-Registrants. The Company and the Co-Registrants have authorized us to make the statements set forth in this letter on their behalf.

I. Factual Background.

In June 1999, LEK International, Inc., a Nevada corporation ("LEK"), filed a Form 10-SB with the Commission to register its common stock under Section 12(g) of the Exchange Act. In December 1999, a change in control of LEK occurred and LEK issued shares of its common stock in exchange for all of the issued and outstanding common stock of San Joaquin Oil & Gas, Ltd., a Nevada corporation. As a part of this transaction, LEK then changed its name to San Joaquin Resources Inc., a Nevada corporation ("San Joaquin"). In February 2001, San Joaquin merged with Pannonian Energy, Inc., a Delaware corporation, in a stock-for-stock transaction. As a result of this merger, San Joaquin then changed its name to "Gasco Energy, Inc." On December 2, 2004, the Company filed with the Commission a Form 8-A to register its Common Stock, par value $0.0001 per share (the "Common Stock"), with the American Stock Exchange pursuant to Section 12(b) of the Exchange Act. The Common Stock was thereafter eventually traded on the NYSE MKT LLC (the "Exchange").

The Company is a natural gas and petroleum exploitation, development and production company engaged in locating and developing hydrocarbon resources, primarily in the Rocky Mountain region. The Company's headquarters is in Denver, Colorado.

In late 2012 and early 2013, the Company received notices from the Exchange that the Company did not satisfy certain listing standards set forth in the NYSE MKT LLC Company Guide, and that the Exchange intended to initiate delisting proceedings against the Company. The Company ultimately determined not to appeal the Exchange's determination, and notified the Exchange on April 23, 2013. The Exchange filed a Form 25 with the Commission on April 29, 2013 pursuant to Exchange Act Rule 12d2-2(d)(2) to remove the Common Stock from listing and registration with the Exchange. As a result of the filing of the Form 25, the Common Stock was delisted from the Exchange effective May 9, 2013, ten (10) days after the Form 25 was filed, and at such time the Company's duty to file reports under Section 13(a) of the Exchange Act solely because of the registration of the Common Stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d) under the Exchange Act. However, upon the suspension of the Company's reporting obligations under Section 12(b) of the Exchange Act, the Company's reporting obligations under Section 12(g) of the Exchange Act due to prior registration of the Common Stock on Form 10-SB under the Exchange Act were revived. Thereafter, the Common Stock immediately became eligible to trade on the OTCQB Marketplace, and is currently trading thereon under the ticker symbol "GSXN." As of March 19, 2014, there are 563,532,352 shares of Common Stock outstanding, which are held of record by 152 holders. The Company also has 50,000 shares of Series D Convertible Preferred Stock, par value $0.0001 per share (the "Series D Preferred Stock"), issued and outstanding. The Series D Preferred Stock is held by two holders, Markham LLC, a Delaware limited liability company ("Markham"), and Orogen Energy, Inc., a Delaware corporation ("Orogen"), and is not registered under the Exchange Act, and was issued in a transaction exempt from registration under the Securities Act on October 18, 2013. Also, as of March 19, 2014, approximately 3,883,383 shares of Common Stock were issuable upon exercise of outstanding options that are held of record by approximately 23 holders, and 30,250,000 shares of Common Stock were issuable upon exercise of outstanding warrants that are held of record by approximately 29 holders. As of the date of this letter, Markham and Orogen together beneficially own approximately 97.9% of the Common Stock (which includes their right to convert shares of the Series D Preferred Stock into Common Stock). There are no other securities issued and outstanding either by the Company or any of the Co-Registrants under the Form S-3 Registration Statement (hereinafter defined), including the debt securities, preferred stock, purchase contracts, units and guarantees of debt securities (with respect to the Co-Registrants) registered under the Form S-3 Registration Statement. As of the date of this letter, the only securities of the Company issued and outstanding are (a) the Common Stock, (b) the Series D Preferred Stock, (c) options to purchase Common Stock, and (d) the warrants to purchase Common Stock. As of the date of this letter, and except for ownership by the Company (the parent of the Co-Registrants), there are no securities issued and outstanding by the Co-Registrants.

On January 2, 2014, the Company filed the Initial Form 15 to terminate the registration of the Common Stock under Rule 12g-4(a)(1) of the Exchange Act. As a result of the filing of the Initial Form 15, the Company's reporting obligations were immediately suspended under Section 13(a) of the Exchange Act, but the Section 15(d) reporting obligations of the Company under the Exchange Act were revived. At such time, the Co-Registrants remained subject to the reporting obligations under Section 15(d) of the Exchange Act.

As of the date of this letter, the Company is current in all of its reporting obligations under the Exchange Act, which it files as a "smaller reporting company" as defined in Rule 12b-2, and the Co-Registrants are current in all of their reporting obligations under the Exchange Act. Each of the Company's and the Co-Registrant's fiscal year ends on December 31 of each year. As of the date of this letter, the Company and the Co-Registrants have no contractual obligations that would require them to continue to file reports pursuant to Section 13(a) or 15(d) of the Exchange Act and have no contractual obligation to maintain the ongoing effectiveness of the Registration Statements. The Common Stock is the only class of securities of the Company or the Co-Registrants that is registered or required to be registered under Section 12 of the Exchange Act. The Common Stock, debt securities, preferred stock, warrants, purchase contracts and units are the only classes of securities of the Company, and the guarantees of debt securities are the only class of securities of the Co-Registrants, that subject the Company and the Co-Registrants to the reporting obligations under Section 15(d) of the Exchange Act. If the Company and the Co-Registrants obtain the relief sought by this letter, and they file a second certification on Form 15 to suspend their duty to file reports under Section 15(d) pursuant to Rule 12h-3, they will not thereafter voluntarily submit, provide or file Exchange Act reports with the Commission. However, with respect to the outstanding warrants to purchase Common Stock, the Company will monitor the stock price of the Common Stock and shall have a registration statement on file with the Commission when such warrants are "in the money" to register any Common Stock obtained through the exercise of such warrants.

II. Registration Statements.

A. Form S-3 Registration Statement. The Company, with the Co-Registrants, filed with the Commission the Registration Statement on Form S-3 (Registration No. 333-176593) filed on August 31, 2011, and declared effective on September 20, 2011, registering shares of the Common Stock, debt securities, preferred stock, warrants, purchase contracts, units and guarantees of debt securities (the "Form S-3 Registration Statement").

The Company and the Co-Registrants did not issue or sell any securities under the Form S-3 Registration Statement in 2013. On December 30, 2013, a post-effective amendment to the Form S-3 Registration Statement was filed with the Commission deregistering all of the securities that were registered but unsold under the Form S-3 Registration Statement ("Post-Effective Amendment No. 1"). Post-Effective Amendment No. 1 became effective on December 31, 2013.

B. Form S-8 Registration Statements. The Company has filed with the Commission the following registration statements on Form S-8 (collectively, the "Form S-8 Registration Statements"; and together with the Form S-3 Registration Statement, the "Registration Statements"):

(1) Registration Statement on Form S-8 (Registration No. 333-105974) filed on June 10, 2003 and effective on that date, registering 425,000 shares of the Common Stock in connection with the Company's 2003 Restricted Stock Plan (the "2003 Plan").

(2) Registration Statement on Form S-8 (Registration No. 333-116014) filed on May 28, 2004 and effective on that date, registering 1,000,000 shares of the Common Stock in connection with the Company's Amended and Restated 2003 Restricted Stock Plan (the "Amended and Restated 2003 Plan").

(3) Registration Statement on Form S-8 (Registration No. 333-122716) filed on February 10, 2005 and effective on that date, registering 7,051,721 shares of the Common Stock in connection with the San Joaquin Resources Inc. 1999 Stock Option Plan (the "1999 Plan"), and 3,817,250 shares of Common Stock issuable pursuant to individual option agreements (the "Individual Plans").

(4) Registration Statement on Form S-8 (Registration No. 333-176916) filed on September 19, 2011 and effective on that date, registering 21,378,483 shares of the Common Stock in connection with the Company's 2011 Long-Term Incentive Plan (the "2011 Plan"; and together with the 2003 Plan, the Amended and Restated 2003 Plan, the 1999 Plan and the Individual Plans, the "Plans").

The Company did not sell or issue any Common Stock under the Form S-8 Registration Statements or the Plans in 2013. On December 24, 2013, post-effective amendments to the Form S-8 Registration Statements were filed with the Commission deregistering all of the securities that were registered but not yet issued under the Form S-8 Registration Statements. Each of such post-effective amendments were automatically effective on the date they were filed, December 24, 2013.

III. Discussion.

In the absence of obtaining the no-action relief sought in this letter, Section 15(d) of the Exchange Act would require the Company and the Co-Registrants to continue to file reports because the Registration Statements were automatically updated upon the incorporation by reference therein of the Company's Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the Commission on March 6, 2013.

Subject to the Staff's concurrence with the request set forth in this letter, the Company and the Co-Registrants intend to file a second certification on Form 15 to suspend immediately their duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 prior to the due date for filing of the Company's Form 10-K for fiscal year 2013, which is March 31, 2014. Rule 12h-3(a) permits an issuer to suspend its reporting obligations under Section 15(d) with respect to a class of securities if (a) the issuer has filed all reports required by Section 13(a) for its most recent three fiscal years and the portion of the current year in which the Form 15 is filed, and (b) the securities of the issuer are held of record by less than 300 persons. However, Rule 12h-3(c) provides that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through a company's Exchange Act filings.

The Company and the Co-Registrants have filed all reports required by and due under Section 13(a) for the 2011, 2012 and 2013 fiscal years and the current year to date. The Company has less than 300 record holders of the Common Stock, and there are no holders of the guarantees of debt securities of the Co-Registrants. The Co-Registrants were eligible for, and availed themselves of, the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5 because they were permitted to omit financial statements by Rule 3-10 of Regulation S-X in accordance with paragraph (f) thereof (the "Rule 12h-5 Exemption"). In particular, each of the Co-Registrants is 100% owned by the Company, the guarantees of debt securities were full and unconditional and joint and several, and the Company's financial statements filed with the Commission since the effectiveness of the Form S-3 Registration Statement met the applicable requirements for disclosure pursuant to Rule 3-10(f)(4) of Regulation S-X and the explanatory note 1 thereto (the "Rule 3-10 Disclosure"). Since the guarantees of debt securities were deregistered pursuant to Post-Effective Amendment No. 1, the Co-Registrants have satisfied their reporting obligations under Section 15(d). There are no holders of the guarantees of debt securities of the Co-Registrants. However, the Registration Statements were automatically updated in 2013 for purposes of Section 10(a)(3) of the Securities Act when the Company filed its 2012 Form 10-K because, at the time of such filing, securities remained unsold under the Registration Statements. Therefore, these filings bring the Company and the Co-Registrants outside of the scope of Rule 12h-3.

The Company and the Co-Registrants represent that they will file a second certification on Form 15 with the Commission to suspend their duty to file reports under Section 15(d) pursuant to Rule 12h-3 if they obtain the relief sought by this letter prior to the due date for filing of the Company's Form 10-K for fiscal year 2013, which is March 31, 2014. If the Company and the Co-Registrants do not obtain the relief they seek pursuant to this letter, the Company intends to file its Form 10-K for fiscal year 2013 by its due date of March 31, 2014.

We respectfully submit that the Company and the Co-Registrants should be able to rely on Rule 12h-3 to suspend their duty to file reports notwithstanding the provisions of Rule 12h-3(c), for the following reasons:

(1) The Company and the Co-Registrants meet the requirements of Rule 12h-3(a).

(2) The Company and the Co-Registrants meet the requirements of Rule 12h-3(b)(1)(i).

(3) Section 15(d)'s purposes of providing current information to purchasers would not be undermined in granting relief to the Company and the Co-Registrants.

(4) The benefits of continued reporting do not outweigh the burden on the Company and the Co-Registrants of making such filings.

(5) The Commission has recognized that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations.

Each of the reasons is discussed in detail below.

1. The Company and the Co-Registrants meet the requirements of Rule 12h-3(a). The Company has filed all reports required by and due under Section 13(a) for the fiscal years ended December 31, 2011, 2012 and 2013, and the current year to date. Thus, the Company advises the Staff and represents that, as of the date of this letter, it is current in its reporting obligations under the Exchange Act. For the periods since the Co-Registrants became subject to reporting obligations of Section 15(d) and prior to the effectiveness of Post-Effective Amendment No. 1, each Co-Registrant has throughout such periods been eligible for, and has availed itself of, the Rule 12h-5 Exemption. The Company's financial statements filed with the Commission since the effectiveness of the Form S-3 Registration Statement have included the Rule 3-10 Disclosure for the Co-Registrants. The Company further advises the Staff and represents that, as of the date of this letter, each Co-Registrant is current in its reporting obligations under the Exchange Act. Assuming that the relief sought in this letter is granted before March 31, 2014 (i.e., the Company not being required to file its Annual Report on Form 10-K for the year ended December 31, 2013), as of the date that the second certification on Form 15 is filed by the Company and the Co-Registrants to suspend their reporting obligations under Section 15(d), the Company and the Co-Registrants will have filed with the Commission all reports required by and due under Section 13(a) and Section 15(d) prior to such date.

2. **The Company and the Co-Registrants meet the requirements of Rule 12h-3(b)(1)(i).** As of January 2, 2014, the date of filing of the Initial Form 15, the Company had less than 300 holders of record of its securities, and therefore meets the less than 300 shareholder threshold in Rule 12h-3(b)(1)(i). There are no holders of the guarantees of debt securities of the Co-Registrants so the Co-Registrants also meet this test.

3. **Section 15(d)'s purposes of providing current information to purchasers would not be undermined in granting relief to the Company and the Co-Registrants.** Rule 12h-3(c) states that Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through a company's Exchange Act filings. The Registration Statements were automatically updated in fiscal year 2013 for purposes of Section 10(a)(3) of the Securities Act when the Company filed its 2012 Form 10-K. Therefore, this filing brings the Company and the Co-Registrants outside of the scope of Rule 12h-3. A literal reading of Rule 12h-3(c) would therefore prevent the Company and the Co-Registrants from suspending their duty to file reports under Section 15(d).

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) may not be justified as a matter of public policy. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of current and periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this Rule 12h-3(c) limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." SEC Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263 (October 5, 1983) (the "<u>1983 Release</u>"). These policy concerns are not present in the Company's and the Co-Registrant's situation. If the purpose of Rule 12h-3(c) is to give investors complete information about an issuer's activities through the end of the year in which the issuer makes an offering of securities, then requiring the Company and the Co-Registrants to continue to report would not further that purpose since no sales have occurred under the Registration Statements during the fiscal year 2013. Furthermore, in December 2013 post-effective amendments to the Registration Statements were filed in order to deregister the unissued securities. After such time, no investors were able to purchase any of the securities that have been registered under any of the Registration Statements. There will be no purchasers under the Registration Statements that would be protected by or benefit from the continued filing of current and periodic reports by the Company and the Co-Registrants. In addition, the current and future holders of options issued under the Plans will not be disadvantaged by the absence of current and periodic reports under the Exchange Act. As of March 19, 2014, the Company had outstanding options to purchase 3,883,383 shares of Common Stock, of which 3,606,706 were exercisable. All outstanding options currently have exercise prices that are considerably higher than the recent closing price of the Common Stock, which was $0.03 on March 19, 2014. The lowest exercise price for any outstanding option is $0.16. The holders of options are employees, consultants, officers or directors of the Company. These individuals have access to information about the Company and have the ability to ask questions of the Company's senior management prior to making a decision to exercise any options. The Staff has previously concurred in allowing the issuer to file a Form 15 notwithstanding that, at such time current or former officers, employees and directors held options to acquire common stock of the issuer. *See, e.g.*, Touchmark Bancshares, Inc. (available July 17, 2012); Intraop Medical Corporation (available May 12, 2010); Metro One Telecommunications, Inc. (available March 4, 2009); Planet Technologies, Inc. (available February 7, 2008). Similarly, the outstanding warrants of the Company have an exercise price of $0.35 per share which considerably exceeds the recent closing price of the Common Stock of $0.03 on March 19, 2014. Additionally, if all of the outstanding options and warrants of the Company were exercised on March 19, 2014, the total number of record holders of the securities of the Company would be 211, still below 300 record holders.

The Company acknowledges, and will advise all of its option holders and warrant holders that the resale of Common Stock acquired upon the exercise of such options and warrants may only occur pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.*, RadView Software Ltd. (available November 14, 2012); Tix Corporation (available November 5, 2010); I.C. Isaacs & Company, Inc. (available August 13, 2008); Planet Technologies, Inc. (available February 7, 2008). Markham and Orogen received the Common Stock and the Series D Preferred Stock as restricted securities in a transaction exempt from registration under the Securities Act. Nevertheless, the Company will advise Markham and Orogen that any resale of such Common Stock or Series D Preferred Stock, and any Common Stock received upon a conversion of the Series D Preferred Stock may only occur pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act.

As to the issued and outstanding options, once the Company terminates its reporting status, Rule 701 under the Securities Act ("Rule 701") will permit the Company to offer and sell securities pursuant to the Plans in compliance with Rule 701. *See*, NewCity Communications, Inc. (available October 7, 1988). The Company has informed us that after the filing of the second certification on Form 15, the Company intends to comply with all requirements applicable to it to ensure that the issuance of securities pursuant to the Plans will comply with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. The Company's Plans satisfy the eligibility requirements of Rule 701, and upon the effectiveness of the second Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act, as provided by Rule 701(g). Therefore, shares acquired upon the exercise of such securities may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.*, Beverly Hills Bancorp Inc. (available March 13, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); Planet Technologies, Inc. (available February 7, 2008).

4. **The benefits of continued reporting do not outweigh the burden on the Company and the Co-Registrants of making such filings.** In the 1983 Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed." This is especially true in the case of smaller companies with a small number of shareholders and highly concentrated ownership like the Company and the Co-Registrants.

The continued preparation of Exchange Act reports would impose a financial burden on the Company that would involve significant expense and management efforts. This is particularly the case in light of the requirements for the Company to provide detailed tagging of financial statements in XBRL format. The Company estimates that costs associated with filing a Form 10-K for the year ended December 31, 2013 would exceed $200,000, including XBRL and filing costs, legal, reserve report, accounting and auditing fees and expenses. The Company also estimates that approximately 22 weeks of internal staff time is spent on the Company's Exchange Act filings each year. The Company believes that the anticipated cost savings following suspension of its reporting obligations will enhance management's ability to increase shareholder value. It is also imperative that management spend as much time as possible focusing on improving the Company's operations and condition. In addition, the Common Stock is thinly traded and has a low market price. The average daily volume in the Common Stock during the 2013 year was approximately 620,000 shares and the closing price on March 19, 2014 was $0.03. For these reasons, and after careful consideration, the Company's board of directors concluded that the benefits of remaining a public company were outweighed by the burdens and expenses associated therewith.

The burdens of ongoing reporting are disproportionate to the weighted number of record holders of the Common Stock who are not employees, directors or affiliates of the Company. As stated previously, the Company has two large institutional shareholders, Markham and Orogen, who together beneficially own approximately 97.9% of the Common Stock.

Furthermore, due to the extended decline in the natural gas market and low natural gas prices in recent years caused primarily by excess production, the Company has not been able to recover its exploration and development costs as anticipated. As such, there is substantial doubt regarding the Company's ability to continue as a going concern by generating sufficient cash flows from operations to fund its ongoing operations. Being relieved of reporting and related compliance costs will assist the Company's efforts to attempt to reverse negative operating results.

As noted previously, the Co-Registrants did not issue during 2013 any guarantees of debt securities under the Form S-3 Registration Statement. The guarantees of debt securities were deregistered pursuant to Post-Effective Amendment No. 1. Requiring the Co-Registrants to continue their Section 15(d) reporting obligations under these circumstances does not appear to be justified by the Commission's policy articulated in the 1983 Release and would impose a significant burden on the Company due to the dedication of management time and cost that would be required to satisfy the Section 15(d) reporting obligations of the Co-Registrants.

5. **The Commission has recognized that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations.** The Staff has recognized that a literal reading of Rule 12h-3(c) can have unintended consequences and has taken a no-action position similar to that requested by the Company and the Co-Registrants with respect to Rule 12h-3(c) in a number of other instances. *See, e.g.*, Decorator Industries, Inc. (available March 23, 2011); enherent Corp. (available March 17, 2011); Wentworth Energy, Inc. (available March 15, 2011); BankGreenville Financial Corporation (available March 25, 2010); and Harrington West Financial Group, Inc. (available March 24, 2010).

We also note that while the Co-Registrants do not fall within the scope of the two situations described by the Staff in the Staff Legal Bulletin No. 18 (CF) (March 15, 2010) ("SLB No. 18"), the Co-Registrants otherwise satisfy the conditions set forth in SLB No. 18 for an issuer to be exempted from the requirements to receive a no-action response from the Division of Corporation Finance before filing a Form 15 to suspend its Section 15(d) reporting obligations in reliance on Rule 12h-3. As discussed in further detail above, the Co-Registrants (a) do not have a class of securities registered under Section 12 of the Exchange Act, (b) comply with the requirements of Rules 12h-3(a) and 12h-3(b), (c) will file a Form 15 with the Company and will be current in their reporting obligations as of the date of filing such Form 15, and (d) have removed all unsold guarantees of debt securities from registration pursuant to Post-Effective Amendment No. 1.

IV. Conclusion and Request.

For the reasons described above, we respectfully request that the Staff issue a no-action letter advising us that the Staff concurs in our view that the update of the Registration Statements, in connection with the incorporation by reference therein of the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (as filed with the Commission on March 6, 2013), would not preclude the Company or the Co-Registrants from using Rule 12h-3 under the Exchange Act to suspend the Company's and the Co-Registrants' duty to file with the Commission the reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, including the Company's Annual Report on Form 10-K for the year ended December 31, 2013.

Subject to the Staff's concurrence with the request set forth in this letter, the Company and the Co-Registrants intend to file a second certification on Form 15 pursuant to Rule 12h-3 to suspend their reporting obligations under Section 15(d) of the Exchange Act prior to the due date for filing of the Company's Form 10-K for fiscal year 2013, which is March 31, 2014. This Form 15 will indicate that the Company and the Co-Registrants are suspending their Section 15(d) reporting obligations under Exchange Act Rule 12h-3(b)(1)(i).

The Company acknowledges that, if on the first day of any subsequent fiscal year there are (a) 300 or more holders of record of any of its Common Stock, debt securities, preferred stock, warrants, purchase contracts and units, or (b) 500 or more holders of record of any of its Common Stock, debt securities, preferred stock, warrants, purchase contracts and units and its total assets exceed $10 million on the last day of each of the three most recent fiscal years, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d).

The Co-Registrants acknowledge that, if on the first day of any subsequent fiscal year there are (a) 300 or more holders of record of their guarantees of debt securities, or (b) 500 or more holders of record of their guarantees of debt securities and their total assets exceed $10 million on the last day of each of the three most recent fiscal years, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Co-Registrants will be required to resume periodic and current reporting under Section 15(d).

If the Staff has any questions concerning this request or requires additional information, please contact the undersigned at (918) 594-0415 or by e-mail at sray@hallestill.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss any issues with the Staff prior to the issuance of any written response to this letter.

Thank you in advance for your consideration of this matter.

Sincerely yours,

Stephen W. Ray

Stephen W. Ray

cc: Richard S. Langdon